Exhibit (4)(s)

ACCOUNTING BENEFIT RIDER

Insured – As used in this rider, “Insured” means the individual covered under the policy.

Accounting Benefit Rider Face Amount – The Accounting Benefit Rider Face Amount provided by this rider is shown in the Policy Specifications.

Death Benefit Option – The death benefit of the policy to which this rider is attached is modified to include the Accounting Benefit Rider Face Amount under this rider. It is now as follows: The death benefit equals the greater of the Guideline Minimum Death Benefit or the death benefit as calculated under one of the options below:

•	Option A: the Face Amount of the policy plus the Accounting Benefit Rider Face Amount;
•	Option B: the Face Amount of the policy plus the Accounting Benefit Rider Face Amount plus the Accumulated Value on the date of death;
•	Option C: the Face Amount of the policy plus the Accounting Benefit Rider Face Amount plus premiums paid and less withdrawals taken.

Changing the Accounting Benefit Rider Face Amount – Subject to our approval, you may change the Accounting Benefit Rider Face Amount by Written Request during the lifetime of the Insured. Such request may be made not more than once per policy year.

Accounting Benefit Rider Face Amount Increases – You must provide evidence of insurability satisfactory to us before any request for an increase in Accounting Benefit Rider Face Amount becomes effective. An Administrative Charge not to exceed $100 will be deducted from the policy’s Accumulated Value on the effective date of any such increase in Accounting Benefit Rider Face Amount. The effective date of the increase will be the first Monthly Payment Date on or following the date all applicable conditions are met.

Accounting Benefit Rider Face Amount Decreases – Any decrease in Accounting Benefit Rider Face Amount that you request for any policy year will first be applied against the most recent increase, if any, and then against successively earlier increases, if any, and finally against the original Accounting Benefit Rider Face Amount. The effective date of the decrease will be the first Monthly Payment Date on or following the date we receive your Written Request.

Cost of Insurance Charge – Beginning on the Policy Date and for every month thereafter, there will be a charge equal to the Cost of Insurance Charge applicable to the following:

•	the initial Accounting Benefit Rider Face Amount; plus
•	each increase in the Accounting Benefit Rider Face Amount.

The monthly Cost of Insurance Charge for the death benefit payable under this rider is (1) multiplied by (2) where:

(1) is the applicable monthly Cost of Insurance Rate for this rider; and

(2) is the Net Amount at Risk attributed to the Accounting Benefit Rider Face Amount.

The Net Amount at Risk for the policy is calculated by taking the total death benefit of the policy divided by the Divisor for Calculating the Net Amount at Risk shown in the Policy Specifications and subtracting the Accumulated Value at the beginning of the policy month before the Monthly Deduction is due.

The Net Amount at Risk is allocated between the policy and the Accounting Benefit Rider in proportion to the Face Amounts of each as of the Monthly Payment Date.

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If there have been increases in the Accounting Benefit Rider Face Amount, the Net Amount at Risk will be proportionately allocated to each increase according to the Face Amount of each increase in force as of the Monthly Payment Date.

Cost of Insurance Rates – The Cost of Insurance Rates are based on a number of factors, including the Insured’s Age, Risk Classification and the policy duration. The current monthly Cost of Insurance Rates will be determined by us. These rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown in the Policy Specifications. Any changes in the Cost of Insurance Rates will apply uniformly to all members of the same class.

The Cost of Insurance Rates used to calculate the Cost of Insurance Charges for an increase in coverage necessary to meet the Guideline Minimum Death Benefit will be the same as shown in the Policy Specifications.

Mortality & Expense Risk Face Amount Charge – This Mortality & Expense Risk Face Amount Charge for this rider is to compensate us for the risk we assume that mortality, expenses and other costs of associated with the rider will be greater than estimated. Beginning on the effective date of this coverage, and monthly thereafter, the Mortality & Expense Risk Charge will be deducted from the Accumulated Value of the policy.

The Mortality & Expense Risk Face Amount Charge is the amount shown in the Policy Specifications and is based on the Accounting Benefit Rider Face Amount as of the effective date for the rider. If there are any increases in the Accounting Benefit Rider Face Amount, each increase will have a corresponding Mortality & Expense Risk Face Amount Charge related to the amount of the increase. These charges will be specified in the supplemental schedule of benefits at the time of the increase.

Withdrawals – The Withdrawals provision of the policy, to which this rider is attached, is modified to include this rider. For the purpose of the Withdrawals provision, Accounting Benefit Rider is treated the same as any other increase in the policy Face Amount. For further details, please see the Withdrawals provision of your contract.

Conversion – This rider is not convertible.

Effective Date – This rider is effective on the Policy Date unless otherwise notified.

Termination – it will terminate on the earliest of:

•	your Written Request; or
•	lapse of the policy; or
•	termination of the policy.

General Conditions – This rider is part of the policy to which it is attached. As applied to this rider, the periods stated in this policy’s Incontestability and Suicide provisions will start with this rider’s effective date. This will also apply to any increase in the Face Amount under this rider. All terms of this policy that do not conflict with this rider’s terms apply to this rider.

Signed for Pacific Life Insurance Company at our Home Office, 700 Newport Center Drive, Newport Beach, California 92660.

/s/ THOMAS C. SUTTON	/s/ AUDREY L. MILFS

Chairman and Chief Executive Officer	Secretary

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